1875 K Street, NW Washington, DC 20006

Tel: 202 303 1000
Fax: 202 303 2000
May 16, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Gabelli Global Multimedia Trust Inc.
(Securities Act File No. 333-149414, Investment Company Act File No. 811-08476)
Response to Staff Comments
Ladies and Gentlemen:
On behalf of The Gabelli Global Multimedia Trust Inc. (the “Fund”), please find responses to comments provided by Laura E. Hatch of the Staff of the Securities and Exchange Commission (“SEC”) via correspondence, dated March 26, 2008, to the undersigned of our firm regarding the filing of a registration statement on Form N-2 (“Registration Statement”) for the Fund.
For the convenience of the Staff, comments provided in the correspondence are set out below. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the comment.
Prospectus
Prospectus Summary
(1) Comment: The Registration Statement pertains to a shelf offering for preferred stock but does not disclose the material terms of these securities. Please revise the disclosure to include the material terms of the subject securities.
     Response: The requested disclosure has been included.
(2) Comment: Under the heading, “Investment Objectives and Policies,” the disclosure states that “[t]he Fund will invest at least 80% of the value of its assets in common stock and other securities ... of companies in the telecommunications, media, publishing, and entertainment industries.” Please provide an asset and/or revenue test for issues deemed to be in these industries (i.e., 50% of its assets devoted to or 50% of its revenues derived from these industries).

Securities and Exchange Commission
May 16, 2008
     Response: The requested disclosure providing for an asset and/or revenue test has been included.
(3) Comment: Under the heading, “Use of Proceeds,” please disclose how long it will take the Fund to invest the proceeds from the offering.
     Response: The requested disclosure has been included.
(4) Comment: Under the heading “Special Risks for Holders of Variable Rate Preferred Stock,” the disclosure states that “[t]he Fund has entered into two interest rate swap transactions with respect to its outstanding Series C Auction Rate Preferred ... The use of interest rate swaps and caps is a highly specialized activity that involves certain risks to the Fund including, among others, counterparty risk and early termination risk.” Please provide additional information concerning the creditworthiness of the counterparties.
     Response: The requested disclosure has been included.
(5) Comment: Under the heading “Repurchase of Common Stock,” the disclosure states that "[t]he Board has authorized the Fund to repurchase up to 1,700,000 shares of its common stock on the open market when the shares are trading at a discount of 10% or more ... from the net asset value of the shares.” Please make it clear whether the Fund will repurchase its common shares in the open market when the common shares are trading at a discount of 10% or whether the Fund reserves the freedom of action to repurchase its common shares.
     Response: Disclosure has been included clarifying that the Fund reserves the freedom of action to repurchase its common shares when these shares are trading at a discount of 10% or more.
Investment Objectives and Policies
(6) Comment: The disclosure states that “[u]nder normal circumstances, the Fund will invest in securities of issuers located in at least three countries, which may include the United States.” It later states that “[w]hile the Investment Adviser expects that a substantial portion of the Fund’s portfolio may be invested in the securities of domestic companies, a significant portion of the Fund’s portfolio may also be comprised of the securities of issuers headquartered outside the United States.” Please revise the disclosure to clarify the Fund’s commitment to invest “globally.”
     Response: The adopting release concerning Rule 35d-l under the Investment Company Act of 1940, as amended, states that funds using the term “global” in their names would be expected to “invest their assets in investments that are tied economically to a number of countries throughout the world.” The release does not require a fund to invest in any specific number of countries or to invest any specific percentage of its assets outside the United States for the fund to use “global” in the fund’s name. In fact, on March 31, 2008, the Fund had 44% of its assets invested in the securities of issuers located outside the United States. In addition, market conditions dictate that the Fund maintain flexibility in allocating assets across the globe. The Fund believes that the current disclosure is sufficient because it states the Fund will invest in at least three countries, which may include the United States, and will do so in varying portions as

Securities and Exchange Commission
May 16, 2008
the disclosure later states. Therefore, because the Fund believes the current disclosure complies with all controlling law and the spirit of footnote 42 to the adopting release for Rule 35d-l, the Fund respectfully declines to revise the disclosure.
Regulatory Matters
(7) Comment: The disclosure states, “In February 2007, the Investment Adviser made an offer of settlement to the Staff for communication to the SEC for its consideration to resolve this matter. This offer of settlement is subject to final agreement regarding the specific language of the SEC’s administrative order and other settlement documents. Since these discussions are ongoing, the Investment Adviser cannot determine whether they will ultimately result in a settlement of this matter and, if so, what the terms of the settlement might be.” Please update the disclosure as applicable and provide more specific information concerning the settlement offer.
     Response: Applicable disclosure has been added to update this portion of the prospectus.
Statement of Additional Information
Investment Restrictions
(8) Comment: The first restriction states that the Fund may not “[i]nvest 25% or more of its total assets, taken at market value at the time of each investment, in the securities of issuers in any particular industry other than the telecommunications, media, publishing and entertainment industries.” Please restate the restriction to make it clear that the Fund will invest 25% or more of its total assets in the telecommunications, media, publishing and entertainment industries.
     Response: The first restriction is a fundamental investment restriction of the Fund and, therefore, may only be amended by shareholders of the Fund. The Fund, therefore, respectfully declines to restate the restriction, but has added disclosure making the concentration policy clear.
* * * *
The Fund hereby represents that, with respect to the filing of the Registration Statement made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:
a)	the Fund is responsible for the adequacy and accuracy of the applicable disclosure in the filing;

b)	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

c)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Any questions or comments regarding this letter should be directed to the undersigned at (202) 303-2000 or Rose F. DiMartino at (212) 728-8000.

Securities and Exchange Commission
May 16, 2008
Very truly yours,
/s/ David Joire
David Joire
cc:	Laura E. Hatch, Division of Investment Management, SEC
Bruce N. Alpert, The Gabelli Global Multimedia Trust Inc.
Agnes Mullady, The Gabelli Global Multimedia Trust Inc.
Rose F. DiMartino, Esq., Willkie Fair & Gallagher LLP